

June 3, 2024

Robert Ragusa
Chief Executive Officer
GRAIL, LLC
1525 O'Brien Drive
Menlo Park, California 94025

   Re: **GRAIL, LLC**
      Amendment No. 2 to Registration Statement on Form 10-12B
      Exhibit Nos. 2.1, 10.6, 10.7, 10.17, 10.18, 10.19, 10.20 and 10.21
      Filed June 3, 2024
      File No. 001-42045

Dear Robert Ragusa:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance